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SECURITIES A
Was

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 24 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53386

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MSF Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two Park Square, Ste 611, 6565 Americas Parkway NE
(No. and Street)

Albuquerque (City) New Mexico (State) 87110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John J. Oestreicher 505-830-2235 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillippi Wright & Co. LLC
(Name – *if individual, state last, first, middle name*)

8220 San Pedro NE, Ste 400, Albuquerque NM 87113
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 24 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John J. Oestreicher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MSF Securities, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
RUTH E. NOLEN-DUNIGANS
NOTARY PUBLIC STATE OF NEW MEXICO
My commission expires: 26 Jan 2012

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MSF SECURITIES, INC.
TABLE OF CONTENTS

Year Ended December 31, 2009

PHILLIPPI WRIGHT & CO. LLC
Certified Public Accountants and Business Advisors

INDEPENDENT AUDITORS' REPORT

Board of Directors
MSF Securities, Inc.

We have audited the accompanying statement of financial condition of MSF Securities, Inc. (the Company) as of December 31, 2009, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MSF Securities, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule of computation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Phillippi Wright & Co LLC

PHILLIPPI WRIGHT & CO. LLC

February 18, 2010

MGI
Member Firm: American Institute of Certified Public Accountants ♦ Midsnell Group International
8220 San Pedro NE, Suite 400 Albuquerque, New Mexico 87113
Phone 505-255-1040 Fax 505-255-1065 E-mail pwc@pwc-cpa.com

PHILLIPPI WRIGHT & CO. LLC
Certified Public Accountants and Business Advisors

INDEPENDENT AUDITORS' REPORT OF INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
MSF Securities, Inc.

In planning and performing our audit of the financial statements of MSF Securities, Inc. (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

MGI
Member Firm: American Institute of Certified Public Accountants ♦ Midsnell Group International
8220 San Pedro NE, Suite 400 Albuquerque, New Mexico 87113
Phone 505-255-1040 Fax 505-255-1065 E-mail pwc@pwc-cpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Phillippi Wright & Co LLC

PHILLIPPI WRIGHT & CO. LLC

February 18, 2010

MSF SECURITIES, INC.
Statement of Financial Condition

December 31, 2009

Assets		
Current Assets:		
Cash and cash equivalents	$	23,566
Accounts receivable		9,899
Prepaid expenses		1,995
		35,460
Property and Equipment:		
Office furniture and equipment, net of depreciation of $2,765		-
Total Assets	$	35,460
Liabilities and Stockholder's Equity		
Current Liabilities:		
Accrued liabilities	$	811
Stockholder's Equity:		
Common Stock, no par value:		
Authorized - 100,000 shares		
Issued and outstanding - 1,000 shares		5,000
Additional paid-in capital		13,397
Retained earnings		16,252
		34,649
Total Liabilities and Stockholder's Equity	$	35,460

The Accompanying Notes Are An Integral Part of These Financial Statements

MSF SECURITIES, INC.
Statement of Income

Year Ended December 31, 2009

Sales commissions	$ 139,455
Operating expenses:	
Contract service	19,836
Depreciation	486
Director's fees	2,000
Dues and permits	3,291
Insurance	478
Office expense	66
Professional fees	8,108
Rent	12,000
Sales tax	8,774
Total operating expense	55,039
Operating income	84,416
Other income:	
Interest income	7
Total other income	7
Net Income	$ 84,423

The Accompanying Notes Are An Integral Part of These Financial Statements

MSF SECURITIES, INC.
Statement of Changes in Stockholder's Equity

Year Ended December 31, 2009

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at January 1, 2009	$ 5,000	$ 13,397	$ 21,771	$ 40,168
Distributions	-	-	(89,942)	(89,942)
Net income for the year ended December 31, 2009	-	-	84,423	84,423
Balance at December 31, 2009	$ 5,000	$ 13,397	$ 16,252	$ 34,649

The Accompanying Notes Are An Integral Part of These Financial Statements

MSF SECURITIES, INC.
Statement of Cash Flows

Year Ended December 31, 2009

Increase (Decrease) in Cash and Cash Equivalents

Cash flows from operating activities:		
Cash received from customers	$	137,464
Cash paid to suppliers		(54,690)
Interest received		7
Net cash provided (used) by operating activities		82,781
Cash flows from financing activities:		
Distributions to stockholder		(89,942)
Net cash provided (used) by financing activities		(89,942)
Net Increase (Decrease) in Cash and Cash Equivalents		(7,161)
Cash and cash equivalents, beginning of year		30,727
Cash and cash equivalents, end of year	$	23,566

The Accompanying Notes Are An Integral Part of These Financial Statements

MSF SECURITIES, INC.
Statement of Cash Flows

Year Ended December 31, 2009

Reconciliation of Net Income to Net Cash Provided (Used) by Operating Activities

Net income	$ 84,423
Adjustments to reconcile net income to net net cash provided (used) by operating activities	
Depreciation	486
Change in assets and liabilities	
(Increase) decrease in accounts receivable	(1,991)
(Increase) decrease in prepaid expenses	(314)
Increase (decrease) in accrued liabilities	177
Total adjustments	(1,642)
Net Cash Provided (Used) by Operating Activities	$ 82,781

The Accompanying Notes Are An Integral Part of These Financial Statements

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a New Mexico "S" Corporation that is a wholly-owned subsidiary of Market Space Financial, Inc. (Parent) with all of it's customers located in New Mexico.

Use of Estimates

Management uses estimates and assumptions, such as amortization and depreciation, in preparing financial statements. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results may differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. In the normal course of business, the Company may maintain cash held at financial institutions in excess of the insured limit.

Accounts Receivable

Accounts receivable are reported at the amount the Company collected from outstanding balances subsequent to year-end. Accordingly, no allowance for doubtful accounts is required.

Property and Equipment

Property and equipment is recorded at cost. Depreciation is provided for using the straight-line method in amounts sufficient to relate the cost of depreciable assets to operations over their estimated useful lives, generally 5 years for office furniture and fixtures.

Sales Commissions

The Company transacts all of it's securities business through a member of a national securities exchange that acts as an agent for the Company. The commissions earned by the Company are as provided in the prospectus or in the schedule of concessions issued by the agent.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

S Corporation-Income Tax Status

The Company, with the consent of its stockholder, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

Subsequent Events

Management has evaluated subsequent events through February 18, 2010, the date the financial statements were available to be issued.

NOTE B - RELATED PARTY TRANSACTIONS

The Company entered into an agreement with the parent company to utilize common office space, office equipment and personnel. In addition the Company's president, a stockholder of the parent, provides consulting services to the Company. The following transactions were recorded with the parent and president of the Company:

Rent	$ 12,000
Director's fees	$ 2,000

NOTE C - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and maintain net capital of not less than $5,000. At December 31, 2009, the Company had net capital of $32,654 which was $27,654 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.03 to 1.

MSF SECURITIES, INC.
Schedule of Computation of Net Capital

December 31, 2009

Total stockholder's equity	$	34,649
Deductions/charges:		
Nonallowable assets:		
Prepaid expenses		1,995
Total deductions		1,995
Net Capital		32,654
Minimum net capital required		5,000
Excess net capital	$	27,654
Aggregate Indebtedness	$	811
Ratio of aggregate indebtedness to net capital		0.03 to 1

Reconciliation with company's computation included in Part II of Form X-17A-5 as of December 31, 2009

Net capital, as reported in company's Part II (unaudited) FOCUS report	$	17,484
Rounding difference		-
Differences in nonallowable assets		(1,128)
Audit adjustments to record additional sales		9,899
Audit adjustments to record a reduction in expenses		6,399
Net Capital per above	$	32,654

MSF SECURITIES, INC.

FINANCIAL STATEMENTS

Year Ended December 31, 2009